Exhibit 12.1

LYONDELLBASELL INDUSTRIES N.V.

STATEMENT SETTING FORTH DETAIL FOR COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

	Successor										Predecessor
	Year Ended December 31,								May 1 through December 31, 2010		January 1 through April 30, 2010
Millions of dollars, except ratio data	2014		2013		2012		2011
Income from continuing operations before income taxes	$5,712		$4,996		$4,185		$3,531		$1,731		$6,947
Deduct income from equity investments	257		203		143		216		86		84
Add distributions of earnings from equity investments	156		186		147		206		34		18

Earnings adjusted for equity investments	5,611		4,979		4,189		3,521		1,679		6,881
Fixed charges:
Interest expense, gross	352		309		655		1,044		545		713
Portion of rentals representative of interest	136		108		103		95		56		35

Total fixed charges before capitalized interest	488		417		758		1,139		601		748
Capitalized interest	25		15		9		8		2		4

Total fixed charges including capitalized interest	513		432		767		1,147		603		752

Earnings before fixed charges	$6,124		$5,411		$4,956		$4,668		$2,282		$7,633

Ratio of earnings to fixed charges	11.94	x	12.53	x	6.46	x	4.07	x	3.78	x	10.15	x